SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2 TO
SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
(Amendment No.  2 )

MSO HOLDINGS, INC.

(Name of the Issuer)

MSO HOLDINGS, INC.
RAJESH KOTHARI
JOHN C. MORRISSEY

(Name of Persons Filing Statement)

Common Stock, $0.001 par value
(Title of Class of Securities)

553741109
(CUSIP Number of Class of Securities)

Thomas M. Mason, Chief Financial Officer
MSO Holdings, Inc.
2333 Waukegan Road, Suite 175
Bannockburn, Illinois 60015
(847) 267-0801
(Name, Address and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

With a copy to:
Adam C. Lenain, Esq.
Foley and Lardner LLP
402 W. Broadway, Suite 2100
San Diego, California 92101
(619) 234-6655

This Statement is filed in connection with (check the appropriate box):

☒

a.  The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Exchange Act”).

☐	b. The filing of a registration statement under the Securities Act of 1933.

☐	c. A tender offer.

☐	d. None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:   ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:   ☐

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**

$7844.85	$0.84

* For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $7844.85 by the Company to holders who would otherwise hold fractional shares immediately following the 1-for-200 reverse stock split, as described herein, of 6,316,698 shares of the Company’s common stock.  This amount assumes the acquisition of approximately 52,299 pre-split shares for $0.15 per pre-split share.

** The amount of the filing fee was determined by multiplying the Transaction Value by $107 per million in accordance with Section 13 of the Exchange Act.

☐

Check box if any part of the fee is offset as provided by § 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous fling by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$0.84
Form or Registration No.:	005-80772
Filing Party:	MSO Holdings, Inc.
Date Filed:	August 2, 2006 (initial filing); Amendment No. 1 September 22, 2006; Amendment No. 2 October 16, 2006

INTRODUCTION

          This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by MSO Holdings, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission, in connection with a proposed going private transaction. This Amendment is being filed jointly by the Company, Rajesh Kothari, a member of the Company’s Board of Directors, and John C. Morrissey, a member of the Company’s Board of Directors.

           Concurrently with the filing of this Schedule 13E-3, the Company is filing Amendment No. 2 to an information statement on Schedule 14C (the “Information Statement”) pursuant to Regulation 14C under the Securities Exchange Act of 1934, as amended, describing a proposed amendment to the Company’s Amended and Restated Certificate of Incorporation to effectuate a two hundred (200) to one (1) reverse stock split of shares of the Company’s common stock, par value $0.001 per share. The information in the Information Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. Capitalized terms used but not defined herein have the meanings given to them in the Information Statement.

          All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

ITEM 1. SUMMARY TERM SHEET.

           The information set forth in the Information Statement in Action No. 1 under the caption “Summary of Terms of Reverse Stock Split” on pages 1-3 of the Information Statement is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

          (a) Name and Address

          The name of the subject company is MSO, Holdings, Inc., a Delaware corporation and the address of its principal executive office is 2333 Waukegan Road, Suit 175, Bannockburn, Illinois 60015. The telephone number of its principal executive office is (847) 267-0801.

          (b) Securities

          As of September 15, 2006, there were 6,316,698 outstanding shares of the common stock, par value $0.001.

          (c) Trading Market and Price

           The Company’s common stock is traded on the Nasdaq Over-the-Counter Bulletin Board under the symbol “MSOD.OB”. The information set forth in the Information Statement in Action No. 1 under the caption “Questions and Answers About the Reverse Stock Split—At What Prices Has the Company’s Stock Traded Recently?” on page 6 of the Information Statement is incorporated herein by reference.

          (d) Dividends

          No dividends have been paid by the Company on its common stock during the past two years. The Company intends to retain its future earnings, if any, and does not anticipate paying cash dividends on its common stock in the foreseeable future. In addition, we may not declare or pay a dividend without the prior approval of holders of a majority of our Series A Convertible Preferred Stock.

          (e) Prior Public Offerings

          None.

          (f) Prior Stock Purchases

           The information set forth in the Information Statement under the caption “Certain Relationships and Related Transactions” on pages 49-50 of the Information Statement is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

          (a) Name and Address

          The filing person s are MSO Holdings, Inc., a Delaware corporation, the subject company , Rajesh Kothari and John C. Morrissey . The address of the Company’s principal executive office, and the business office address for Mr. Kothari and Mr. Morrissey, is 2333 Waukegan Road, Suite 175, Bannockburn, Illinois 60015. The telephone number of the Company’s principal executive office, and the business telephone number for Mr. Kothari and Mr. Morrissey, is (847) 267-0801. The directors of the Company are: Mr. Kothari, Mr. Morrissey, and Eugene R. Terry.

          (b) Business and Background of Entities

          Not applicable.

          (c) Business and Background of Natural Persons

           The information set forth in the Information Statement, including the biographies of Mr. Kothari and Mr. Morrissey, is listed under the captions “Our Directors and Executive Officers” on page 41 of the Information Statement and “Security Ownership of Certain Beneficial Owners and Management” on pages 42-48 of the Information Statement and is incorporated herein by reference.

          To the Company’s knowledge, none of the Company’s directors or executive officers have been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or have been a party to any other judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from further violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.  Messrs. Terry, Morrissey, Kothari and Mason are citizens of the United States.

ITEM 4. TERMS OF THE TRANSACTION.

          (a) (1) Material Terms. Tender Offers

          Not Applicable.

          (a) (2) Material Terms. Mergers or Similar Transactions

           The information set forth in the Information Statement in Action No. 1 under the captions “Summary of Terms of Reverse Stock Split” on pages 1-3 of the Information Statement, “Questions and Answers About the Reverse Stock Split” on pages 3-6 of the Information Statement and “Special Factors” on pages 7-31 of the Information Statement is incorporated herein by reference.

          (c) Different Terms

           The information set forth in the Information Statement in Action No. 1 under the captions “Summary of Terms of Reverse Stock Split” on pages 1-3 of the Information Statement and “Special Factors” on pages 7-31 of the Information Statement is incorporated herein by reference.

          (d) Appraisal Rights

           The information set forth in the Information Statement in Action No. 1 under the caption “Special Factors—Description of the Reverse Stock Split” on pages 28-30 of the Information Statement is incorporated herein by reference.

          (e) Provisions for Unaffiliated Stockholders

          None.

          (f) Eligibility for Listing or Trading

          Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

          (a) Transactions

           The information set forth in the Information Statement under the captions “Certain Relationships and Related Transactions” on pages 49-50 of the Information Statements and “Security Ownership of Certain Beneficial Owners and Management” on pages 42-48 of the Information Statement is incorporated herein by reference.

           (b) Significant Corporate Events

          Certain holders of the Company’s capital stock who own a majority in interest of the voting stock of the Company entered into an Amended and Restated Stockholders Agreement dated July 30, 2004 (the “Stockholders Agreement”), whereby they agreed to vote their shares for the election of six (6) members of the Board of Directors of the Company (the “Board”) as follows: (i) one (1) member of the Board designated by New England Partners Capital, L.P.; (ii) one (1) member of the Board designated by Commonwealth Associates, L.P.; (iii) two (2) members of the Board designated by holders of a majority of the Series A Convertible Preferred Stockholders; (iv) one (1) member of the Board who shall be the Chief Executive Officer and; (v) one (1) member of the Board who shall be the President.  In addition, the Stockholders Agreement include certain drag-along rights in favor of the holders of the Series A Convertible Preferred Stock whereby a majority of the holders of such Series A Convertible Preferred Stock may require the other parties to the Stockholders Agreement, who hold a majority in interest of the Company, to enter into a change in control transaction on terms negotiated by such initiating holders.

          On May 9, 2006, the parties to the Stockholders Agreement amended the Stockholders Agreement to: (i) modify the rights and obligations set forth in the Stockholders Agreement to apply to the Series A-1 Convertible Preferred Stock, issued pursuant to the conversion of shares of Series A Convertible Preferred Stock into Series A-1 Convertible Preferred Stock (as discussed in Action No. 3 of the Information Statement) , as opposed to the Series A Convertible Preferred Stock; and (ii) eliminate the voting provisions from the Stockholders Agreement in their entirety.

          Twenty (20) days after the date on which the Information Statement is first mailed to the Company’s stockholders, the Company intends to file the proposed Amended and Restated Certificate of Incorporation (the “Amended Certificate”) as attached as Appendix A to the Information Statement.  Pursuant to the Amended Certificate, the Board will be elected as follows: (i) the holders of the Series A-1 Convertible Preferred Stock will have the right to elect three (3) out of five (5) members of the Board; and (ii) all of the stockholders of the Company, voting together as a single class, shall vote their shares so as to elect the remaining two (2) directors as follows: (i) one director who shall be the then acting Chief Executive Officer, and (ii) one director who shall be nominated by a majority of the then sitting Board.

          (c) Negotiations or Contacts

          The information set forth above in ITEM 5(b) under the heading “Significant Corporate Events” is incorporated herein by reference.

          (e) Agreements Involving the Company’s Securities.

           The information set forth above in ITEM 5(b) under the heading “Significant Corporate Events” and the information set forth in the Information Statement under the captions “Certain Relationships and Related Transactions” on pages 49-50 of the Information Statement and “Security Ownership of Certain Beneficial Owners and Management” on pages 42-48 of the Information Statement is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

          (b) Use of Securities Acquired

          No securities will be acquired in connection with the reverse stock split. The Company will make a cash payment of $0.15 per pre-split share of its common stock in lieu of issuing fractional shares that would otherwise result from the reverse stock split.

          (c)(1)-(8) Plans

           The information set forth in the Information Statement in Action No. 1 under the captions “Summary of Terms of Reverse Stock Split” on pages 1-3 of the Information Statement, “Special Factors—Reasons for and Purposes of the Reverse Stock Split” on pages 7-9 of the Information Statement, “Special Factors—Effects of the Reverse Stock Split” on pages 11-12 of the Information Statement, “Special Factors—Effect of the Reverse Stock Split on Option Holders” on page 13 of the Information Statement, “Special Factors—Effect of the Reverse Stock Split on Preferred Stock Holders” on page 13 of the Information Statement, “Special Factors—Financial Effect and Accounting Consequences of the Reverse Stock Split” on pages 13-15 of the Information Statement, “Special Factors—Suspension of Exchange Act Reporting Obligation” on page 28 of the Information Statement and “Special Factors—Conduct of the Company’s Business After the Reverse Stock Split” on page 31 of the Information Statement is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

          (a) Purposes

           The information set forth in the Information Statement in Action No. 1 under the caption “Special Factors—Reasons for and Purposes of the Reverse Stock Split” on pages 7-9 of the Information Statement is incorporated herein by reference.

          (b) Alternatives

           The information set forth in the Information Statement in Action No. 1 under the captions “Special Factors—Strategic Alternatives Considered” on page 9 of the Information Statement and “Special Factors—Background and Timing of the Reverse Stock Split” on pages 9-11 of the Information Statement is incorporated herein by reference.

          (c) Reasons

           The information set forth in the Information Statement in Action No. 1 under the captions “Special Factors—Reasons for and Purposes of the Reverse Stock Split” on pages 7-9 of the Information Statement and “Special Factors—Background and Timing of the Reverse Stock Split” on pages 9-11 of the Information Statement is incorporated herein by reference.

          (d) Effects

           The information set forth in the Information Statement in Action No. 1 under the captions “Special Factors—Effects of the Reverse Stock Split” on pages 11-12 of the Information Statement, “Special Factors—Potential Disadvantages of the Reverse Stock Split to Stockholders; Accretion in Ownership and Control of Certain Stockholders” on pages 12-13 of the Information Statement, “Special Factors—Effect of the Reverse Stock Split on Option Holders” on page 13 of the Information Statement, “Special Factors—Effect of the Reverse Stock Split on Preferred Stock Holders” on page 13 of the Information Statement, “Special Factors—Financial Effect and Accounting Consequences of the Reverse Stock Split” on pages 13-15 of the Information Statement, “Special Factors—Federal Income Tax Consequences of the Reverse Stock Split” on page 16 of the Information Statement, “Special Factors—Financing of the Reverse Stock Split” on page 30 of the Information Statement, “Special Factors—Costs of the Reverse Stock Split” on page 31 of the Information Statement and “Special Factors—Conduct of the Company’s Business After the Reverse Stock Split” on page 31 of the Information Statement is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

          (a) Fairness

           The information set forth in the Information Statement in Action No. 1 under the captions “Summary of Terms of Reverse Stock Split” on pages 1-3 of the Information Statement, “Special Factors—Reasons for and Purposes of the Reverse Stock Split” on pages 7-9 of the Information Statement, “Special Factors—Strategic Alternatives Considered” on page 9 of the Information Statement, “Special Factors—Background and Timing of the Reverse Stock Split” on pages 9-11 of the Information Statement, “Special Factors—Fairness of the Reverse Stock Split to Stockholders” on pages 16-17 of the Information Statement, “Special Factors—Substantive Fairness” on pages 17-19 of the Information Statement, “Special Factors—Fairness Opinion of Houlihan Smith & Company Inc.” on pages 19-25 of the Information Statement, “Special Factors—Procedural Fairness” on pages 26-27 of the Information Statement and “Special Factors—Fairness Determination by Rajesh Kothari and John C. Morrissey” on page 27 of the Information Statement is incorporated herein by reference. No director dissented or abstained from voting on the Rule 13e-3 transaction.

          (b) Factors Considered in Determining Fairness

           The information set forth in the Information Statement in Action No. 1 under the captions “Summary of Terms of Reverse Stock Split” on pages 1-3 of the Information Statement, “Questions and Answers About the Reverse Stock Split” on pages 3-6 of the Information Statement, “Special Factors—Reasons for and Purposes of the Reverse Stock Split” on pages 7-9 of the Information Statement, “Special Factors—Strategic Alternatives Considered” on page 9 of the Information Statement, “Special Factors—Background and Timing of the Reverse Stock Split” on pages 9-11 of the Information Statement, “Special Factors—Fairness of the Reverse Stock Split to Stockholders” on pages 16-17 of the Information Statement, “Special Factors—Substantive Fairness” on pages 17-19 of the Information Statement, “Special Factors—Fairness Opinion of Houlihan Smith & Company Inc.” on pages 19-25 of the Information Statement, “Special Factors—Procedural Fairness” on pages 26-27 of the Information Statement and “Special Factors—Fairness Determination by Rajesh Kothari and John C. Morrissey” on page 27 of the Information Statement is incorporated herein by reference.

          (c) Approval of Security Holders

           The transaction is not structured to require approval of at least a majority of unaffiliated security holders. The information set forth in the Information Statement in Action No. 1 under the caption “Special Factors—Description of the Reverse Stock Split” on pages 28-30 of the Information Statement is incorporated herein by reference.

          (d) Unaffiliated Representative

          No director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction.

          (e) Approval of Directors

           The information set forth in the Information Statement in Action No. 1 under the captions “Special Factors—Background and Timing of the Reverse Stock Split” on pages 9-11 of the Information Statement, “Special Factors—Procedural Fairness” on pages 26-27 of the Information Statement, “Special Factors—Fairness of the Reverse Stock Split to Stockholders” on pages 16-17 of the Information Statement, “Special Factors—Substantive Fairness” on pages 17-19 of the Information Statement and “Special Factors—Fairness Opinion of Houlihan Smith & Company Inc.” on pages 19-25 of the Information Statement is incorporated herein by reference.

          (f) Other Offers

           The information set forth in the Information Statement in Action No. 1 under the caption “Special Factors—Strategic Alternatives Considered” on page 9 of the Information Statement is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

          (a) Report, Opinion or Appraisal

           The information set forth in the Information Statement in Action No. 1 under the captions “Special Factors—Fairness of the Reverse Stock Split to Stockholders” on pages 16-17 of the Information Statement, “Special Factors—Substantive Fairness” on pages 17-19 of the Information Statement, “Special Factors—Fairness Opinion of Houlihan Smith & Company Inc.” on pages 19-25 of the Information Statement and “Special Factors—Procedural Fairness” on pages 26-27 of the Information Statement is incorporated herein by reference.

          (b) Preparer and Summary of the Report, Opinion or Appraisal

           The information set forth in the Information Statement in Action No. 1 under the captions “Special Factors—Fairness of the Reverse Stock Split to Stockholders” on pages 16-17 of the Information Statement, “Special Factors—Substantive Fairness” on pages 17-19 of the Information Statement, “Special Factors—Fairness Opinion of Houlihan Smith & Company Inc.” on pages 19-25 of the Information Statement and “Special Factors—Procedural Fairness” on pages 26-27 of the Information Statement is incorporated herein by reference.

          (c) Availability of Documents

          The full text of the Fairness Opinion and related valuation of the common stock prepared by Houlihan Smith & Company, Inc. and dated July 25, 2006, is attached to the Information Statement as Appendix “B” and is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

          (a) Source of Funds

           The information set forth in the Information Statement in Action No. 1 under the caption “Special Factors—Financing of the Reverse Stock Split” on page 30 of the Information Statement is incorporated herein by reference.

          (b) Conditions

           The information set forth in the Information Statement in Action No. 1 under the caption “Special Factors—Financing of the Reverse Stock Split” on page 30 of the Information Statement is incorporated herein by reference.

          (c) Expenses

           The information set forth in the Information Statement in Action No. 1 under the captions “Special Factors—Effects of the Reverse Stock Split” on pages 11-12 of the Information Statement, “Special Factors—Financial Effect and Accounting Consequences of the Reverse Stock Split” on pages 13-15 of the Information Statement and “Special Factors—Costs of the Reverse Stock Split” on page 31 of the Information Statement is incorporated herein by reference.

          (d) Borrowed Funds

           The information set forth in the Information Statement in Action No. 2 under the caption “The Private Placement and the Issuance of our Series A-1 Preferred” on pages 32-33 of the Information Statement is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

          (a) Security Ownership

           The information set forth in the Information Statement under the caption “Security Ownership of Certain Beneficial Owners and Management” on pages 42-48 of the Information Statement is incorporated herein by reference.

          (b) Securities Transactions

           The information set forth in the Information Statement under the captions “Certain Relationships and  Related Transactions” on pages 49-50 of the Information Statement and “Security Ownership of Certain Beneficial Owners and Management” on pages 42-48 of the Information Statement is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

          (d) Intent to Tender or Vote in Going-Private Transaction

           The information set forth in the Information Statement in Action No. 1 under the captions “Summary of Terms of Reverse Stock Split” on pages 1-3 of the Information Statement, “Special Factors—Background and Timing of the Reverse Stock Split” on pages 9-11 of the Information Statement, “Special Factors—Fairness of the Reverse Stock Split to Stockholders” on pages 16-17 of the Information Statement, “Special Factors—Fairness Determination by Rajesh Kothari and John C. Morrissey” on page 27 of the Information Statement and “Special Factors—Description of the Reverse Stock Split” on pages 28-30 of the Information Statement is incorporated herein by reference. All of the Company’s officers and directors have consented to the reverse stock split.

          (e) Recommendations of Others

           The information set forth in the Information Statement in Action No. 1 under the captions “Summary of Terms of Reverse Stock Split” on pages 1-3 of the Information Statement, “Special Factors—Background and Timing of the Reverse Stock Split” on pages 9-11 of the Information Statement, “Special Factors—Fairness of the Reverse Stock Split to Stockholders” on pages 16-17 of the Information Statement, “Special Factors—Substantive Fairness” on pages 17-19 of the Information Statement, “Special Factors—Fairness Opinion of Houlihan Smith & Company Inc.” on pages 19-25 of the Information Statement, “Special Factors—Procedural Fairness” on pages 26-27 of the Information Statement and “ Special Factors—Fairness Determination by Rajesh Kothari and John C. Morrissey” on page 27 of the Information Statement is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

          (a) Financial Information

           The financial information in the Company’s Annual Report on Form 10-KSB/A for the year ended December 31, 2005 and the Company’s Quarterly Report on Form 10-QSB/A for the quarter ended June 30, 2006 is incorporated herein by reference. The information set forth in the Information Statement under the captions “Incorporation by Reference” on page 51 of the Information Statement and “ Additional Information” on page 51 of the Information Statement is incorporated herein by reference.  The book value per share as of June 30, 2006 was $(1.73).

          (b) Pro Forma Information

           The pro forma financial information set forth in the Information Statement in Action No. 1 under the caption “Special Factors—Financial Effect and Accounting Consequences of the Reverse Stock Split” on pages 13-15 of the Information Statement is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

          (a) Solicitations or Recommendations

          None.

          (b) Employees and Corporate Assets

          None.

ITEM 15. ADDITIONAL INFORMATION.

          (b) Other Material Information

          The information set forth in the Information Statement, including all annexes thereto, and each exhibit hereto, is incorporated herein by reference.

ITEM 16. EXHIBITS.

          (a) The Company’s Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission concurrently with this form and is incorporated herein by reference.

          (b) The documents related to the recent private placement on May 9, 2006 of the Company’s secured convertible promissory notes and warrants which resulted in gross proceeds to the Company of approximately $694,205 are incorporated by reference to the Company’s Current Report on Form 8-K/A filed on June 8, 2006.

          (c) Fairness opinion of Houlihan Smith & Company, Inc. incorporated by reference to Appendix B of the Information Statement.

          (d) The Stockholders Agreement is incorporated by reference to the Company’s Current Report on Form 8-K filed on June 2, 2005.

          (f) Not applicable.

          (g) Not applicable.

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MSO Holdings, Inc.

	By:	/s/ Thomas M. Mason

Thomas M. Mason
Dated: October 16, 2006		Chief Financial Officer

	By:	/s/ Rajesh Kothari

Dated: October 16, 2006		Rajesh Kothari

	By:	/s/ John C. Morrissey

Dated: October 16, 2006		John C. Morrissey